UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

The ONE Group Hospitality, Inc.
(Name of Issuer)

Common Stock, par value $ 0.0001
(Title of Class of Securities)

88338K103
(CUSIP Number)

JONATHAN SEGAL 1624 Market Street, Suite 311 Denver, CO 80202 (646) 624-2400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
October 29, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	88338K103

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
JONATHAN SEGAL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United Kingdom and United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
4,548,358
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
4,548,358
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,423,358
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17%
14	TYPE OF REPORTING PERSON (See Instructions)
IN

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned on October 25, 2013. This Amendment No. 2 amends the Schedule 13D and the Schedule 13D/A dated February 19, 2016 as specifically set forth herein.

Item 1.	Security and Issuer

Item 1 is hereby amended and restated to read as follows:

This statement relates to the Common Stock, par value $0.0001 per share (the “Shares”), of The ONE Group Hospitality Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 1624 Market Street, Suite 311, Denver, Colorado.

Item 2.	Identity and Background

Item 2 is hereby amended and restated to read as follows:

(a)	This statement is being filed on behalf of Jonathan Segal (“Segal”) who is hereafter referred to as the Reporting Person.

(b)	The principal business address of Mr. Segal is 1624 Market Street, Suite 311, Denver, Colorado.

(c)	The principal occupation of Jonathan Segal is acting as the Director of Business Development of the Issuer.

(d)	Mr. Segal has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Mr. Segal has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

(f)	Mr. Segal is a citizen of the United Kingdom and the United States.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended to add the following information:

(a)	The information set forth on the cover page of this Amendment is incorporated herein by reference. As of the date hereof, Mr. Segal beneficially owns or may be deemed to beneficially own an aggregate of 5,496,964 shares of the Company’s Common Stock, consisting of:

•	4,016,000 shares held directly;

•	532,358 shares subject to options that may be acquired within 60 days; and

•	875,000 shares held by The Jonathan Segal 2016 Family Trust #2 which shares are pledged to Mr. Segal to secure a loan by him to the Trust. Mr. Segal disclaims beneficial ownership of those shares.

Excluded from Mr. Segal’s beneficial ownership are 97,612 shares of Common Stock underlying restricted stock units granted to Mr. Segal by the Board of the Issuer that vest more than 60 days after the date of this Schedule 13D. Those RSUs, which represent a contingent right to receive one share of Company Common Stock upon vesting, are eligible to vest as follows:

•	44,792 shares of Common Stock underlying the RSUs will vest in full in March 2022;

•	44,792 shares of Common Stock underlying the RSUs will vest in full in March 2023; and

•	8,028 shares of Common Stock underlying the RSUs will vest in full in March 2024.

The RSUs are reported as shares of Common Stock beneficially owned by Mr. Segal in his Section 16 reports pursuant to applicable provisions of Section 16 of the Exchange Act and positions taken by the Commission; however, such RSUs are not exercisable within 60 days of the date of this Schedule 13D and are therefore not included as beneficially owned by Mr. Segal in this Amendment.

(b)	The information set forth on the cover page of this Amendment and Item 5(a) hereof is incorporated herein by reference. As of the date hereof, Mr. Segal holds sole dispositive and voting power over an aggregate of 4,548,358 shares of the Company’s Common Stock, consisting of all of the shares identified in Item 5(a) hereof, excluding the pledged shares and unvested RSUs identified therein.

(c)	Other than as described on the following schedule, the Reporting Person has not engaged in any transactions in securities of the Issuer during the past 60 days. All transactions on the following schedule were effectuated in the open market through a broker.

Trade Date	Buy / Sell	Shares	Price
8/13/2021	Sell	44,126	$11.11
8/16/2021	Sell	5,403	$11.03

(d)	No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Shares.

(e)	Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 29, 2021
Dated

/s/ Jonathan Segal
Signature
Jonathan Segal
Name

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).